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Number: BC0870265

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that MALA NOCHE RESOURCES CORP. changed its name to PRIMERO MINING CORP. on August 5, 2010 at 02:00 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On August 5, 2010

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada